

July 13, 2010

Mr. James Q. Crowe
Chief Executive Officer
Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, Colorado 80021-8869

> **Re:** **Level 3 Communications, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-15658**
>
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 000-15658**

Dear Mr. Crowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 20

1. We note your disclosure in the second paragraph on page 27 that performance goals are generally assigned a weighting, while not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus payment level. In addition, we note your disclosure in the third paragraph on page 27 that some performance goals are given more significant weighting than others. In future filings, please disclose the specific weighting initially assigned by the Compensation Committee at the beginning of the year for each performance goal or objective. In addition, if the

Compensation Committee makes an adjustment during the year with respect to the weighting assigned to the goals or objectives, please disclose the adjusted weighting scale.

Grant Decisions for the 2009 Award Year, page 29

2. We note the Compensation Committee sets fixed target amounts of restricted stock units, or RSUs, and outperform stock appreciation rights, or OSOs, for all named executive officers. In addition, we note that the Compensation Committee reserves the right to make changes to the fixed target amounts. In future filings, please disclose the set target amounts of RSUs, OSOs and any other stock and option awards for each named executive officer determined by the Compensation Committee at the beginning of each award year. In addition, provide appropriate corresponding disclosure in the Grants of Plan-Based Awards Table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director